File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 25, 2007

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

✓  Form 20-F             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes                   ✓  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

      Not applicable

This Form 6-K consists of the 2007 Financial Review which appears immediately following this page. The 2007 Financial Review forms part of the 2007 Annual Report. The balance of the 2007 Annual Report consists of the registrant’s Annual Report on Form 20-F, which is filed separately with the Securities and Exchange Commission, and includes the registrant’s Report on Corporate Governance as an exhibit to the Form 20-F.

The 2007 Financial Review is furnished, not filed, and shall not be deemed to be incorporated by reference into any filing of the registrant.

2

FINANCIAL REVIEW

2,067

1,797

1,483

1,268

1,100

944

736

592

FY 00 01 02 03 04 05 06 07

NET SALES

(in millions of us dollars)

230.9 229.8

198.9 181.1 171.7

149.3 145.6 132.2 123.9

98.8 97.2

75.0

54.7 45.1 41.0

30.0

FY 00 01 02 03 04 05 06 07

INCOME

(in millions of us dollars)

Operating Income Net Income

340

243

186

144 142 140 121 100 98 91

90 88 81

68 57

36 39 40

33 33 34 23

FY 00 01 02 03 04 05 06 07

SHARE PERFORMANCE

(based on an initial investment of 100)

Logitech

Swiss Performance Index Nasdaq 100

LETTER TO OUR SHAREHOLDERS

ENGLISH

FY 2007 was a banner year for Logitech and our best year ever. In a truly fitting way to celebrate our 25th anniversary, we achieved several important milestones. It was our ninth consecutive year of record sales, capped by our 34th straight quarter of double-digit sales growth. We exceeded $2 billion in annual sales. We shipped more than 150 million products and introduced many new award-winning peripherals. We generated the largest cash flow from operations in our history: $306 million, more than double that of last year. And, we became part of the Nasdaq 100 index, ranking Logitech among the largest publicly traded technology companies in the world.

Over the past decade, while growing consistently, we have strived to develop into a larger company that can deliver and support sustained growth well into the future. Our executive team is now stronger than ever, with a blend of experience and passion that can lead us in the next phase of our growth. The depth and breadth of this team is one of our most cherished assurances for the future of our company. And our employees around the globe are as passionate today about our products, customers and opportunities as was the enthusiastic team that pioneered the company more than 25 years ago. They are our most valuable asset and we cannot be more proud of what they have accomplished.

As we continue to grow into a larger company, we’re working on the skills, processes and infrastructure needed to sustain our growth. We are also keen to preserve our culture of personal ownership and collaborative decision making, which are among the good traits of smaller companies. Our success in this important balance will ensure the longevity and the uniqueness of your company.

We are confident that the significant progress we are making toward management excellence and scalability will allow us to grow by taking advantage of the many opportunities ahead–both in our core business as well as in what we call the new consumer electronics for the digital home.

In our core business, we are driving innovation in PC navigation, notebook peripherals, Internet communications, gaming and digital music. We are pursuing opportunities in the digital home by offering our Harmony remote controls to tame the complexities of home-entertainment systems. And, with our October 2006 acquisition of Slim Devices, we are offering people the ability to enjoy Internet-based radio and their own digital-music libraries anywhere in their home. In the following pages, you will find a review of our product businesses. For each of them, we believe Logitech is poised for ongoing leadership and growth.

Our financial resources will be used to invest in this growth, to pay for complementary acquisitions to broaden our portfolio, and to continue our share buyback program as an efficient way to return value to you.

As we broaden our product portfolio and pursue new market opportunities, it is more critical than ever to keep the people who buy and use our products at the center of our focus. Our ongoing goal is for all our customers to be delighted by their experience with our products, services and support.

Logitech values the many loyal partners who contribute across our business with great competence and flexibility. We wish to express our appreciation to them, to all our employees worldwide, and to the members of our Board of Directors, who provide considered guidance and expertise. We offer special thanks to Shin’ichi Okamoto, who is retiring from our Board after three years of service.

Finally, we would like to thank our shareholders for your continued faith in us. FY 2007 has been an outstanding year for Logitech and we look forward to continued success in the years to come.

Sincerely,

GUERRINO DE LUCA

President and Chief Executive Officer

DANIEL BOREL

Chairman of the Board

FRANÇAIS

L’année fiscale 2007 a été une année phare pour Logitech, la meilleure de son histoire. Alors que nous célébrions notre 25ème anniversaire, nous avons vécu quelques moments clé. Tout d’abord, nous avons enregistré notre neuvième année consécutive de chiffre d’affaires records, ainsi que notre 34e trimestre d’affilée de croissance à deux chiffres de nos ventes. Nous avons dépassé le cap des USD 2 milliards de ventes annuelles, livrant plus de 150 millions de produits à travers le monde, dont de nombreux nouveaux périphériques primés par divers organismes. Nous avons généré le plus fort cash-flow opérationnel de notre histoire : USD 306 millions, plus du double de l’an dernier. Et enfin, nous avons rejoint les plus grandes entreprises technologiques cotées en bourse en faisant notre entrée dans l’indice Nasdaq 100.

Au cours des dix dernières années, et tout en croissant d’une façon continue, nous avons structuré la société, lui donnant la solidité nécessaire pour soutenir une croissance à long terme. Passionnée et forte de son expérience, notre équipe dirigeante est plus solide que jamais. La richesse et la diversité des ses talents sont notre meilleure garantie d’avenir. Nos employés à travers le monde font preuve du même enthou-siasme pour nos produits, nos clients et notre potentiel de croissance que l’équipe qui fonda l’entreprise, il y a plus d’un quart de siècle. Ils sont notre ressource la plus précieuse, et nous sommes fiers de ce qu’ils ont accompli.

Alors que Logitech continue sa croissance, nous développons les compétences, les processus et les infrastructures pour étayer cette croissance. Mais nous sommes également attentifs à préserver une culture qui favorise à la fois la responsabilité individuelle et la prise de décision collégiale. C’est en maintenant ce difficile équilibre que nous garantirons la longévité et l’identité unique de notre entreprise.

Nous pensons que les progrès réalisés au niveau de l’amélioration continue de la gestion et de l’adaptabilité nous permettront de croître en tirant parti des nombreuses opportunités qui se présenteront, tant dans notre métier de base que dans ce que nous appelons la nouvelle électronique grand public, notamment celle destinée à la « maison numérique ».

Dans notre métier de base, nous sommes à la pointe de l’innovation dans la navigation sur PC, les périphériques pour ordinateurs portables, les communications sur Inter-net, les périphériques de jeu et la musique numérique. Nous exploitons le potentiel de la « maison numérique » avec nos télécommandes universelles Harmony, qui simplifient la complexité des systèmes de divertissement à domicile. Et, depuis la reprise de Slim Devices, en octobre 2006, nous offrons également la possibilité d’écouter la radio par Internet ou sa propre librairie musicale numérique où que l’on soit dans la maison. Les pages qui suivent vous présenteront un aperçu de nos différentes catégories de produits. Pour chacune d’entre elles, nous sommes convaincus que

Logitech est parfaitement placé pour poursuivre sa croissance et s’imposer en leader.

Quant à nos ressources financières, elles seront utilisées pour soutenir notre croissance, pour financer des acquisitions susceptibles d’élargir notre portefeuille de produits, et pour nous permettre de poursuivre notre programme de rachat de titres, moyen privilégié de vous faire bénéficier de l’augmentation de valeur de notre société.

Alors que nous étoffons notre offre et pénétrons de nouveaux marchés, nous sommes tout à fait conscients que nous devons nous préoccuper sans relâche de la satisfaction pleine et entière de nos clients, que ce soit par rapport à nos produits, à nos services ou à notre support technique.

Logitech apprécie à leur juste valeur la contribution des nombreux et fidèles partenaires qui apportent leur compétence et leur flexibilité dans tous les secteurs de notre activité. Nous tenons également à exprimer notre gratitude à tous nos collaborateurs à travers le monde ainsi qu’aux membres de notre Conseil d’administration qui nous font bénéficier de leurs conseils et de leur expérience, et remercions particulièrement Shinichi Okamoto, qui se retire de notre Conseil à l’issue de son mandat de trois ans.

Nous tenons enfin à remercier nos actionnaires pour la confiance qu’ils n’ont cessé de nous témoigner. L’exercice fiscal 2007 a été une année exceptionnelle pour Logitech et nous nous réjouissons de continuer dans la voie du succès dans les années à venir.

Avec nos salutations les meilleures

GUERRINO DE LUCA

President and Chief Executive Officer

DANIEL BOREL

Chairman of the Board

DEUTSCH

2007 war das erfolgreichste Geschäftsjahr in der Geschichte von Logitech und ein Meilenstein für unser Unternehmen. So hatten wir anlässlich unseres fünfundzwanzigjährigen Bestehens gleich mehrere Gründe zum Feiern. 2007 war das neunte Jahr in Folge, in dem wir Rekordabsätze erzielten. Gleichzeitig verzeichneten wir das 34. Quartal ohne Unterbrechung mit zweistelligem Umsatzwachstum. Unser Jahresumsatz überstieg 2 Mrd. $, und das Absatzvolumen erreichte über 150 Millionen Produkte, darunter zahlreiche preisgekrönte Peripheriegeräte. Mit 306 Mio. $ verbuchten wir den höchsten operativen Cashflow unserer Geschichte, mehr als doppelt so viel wie im Vorjahr. Zudem wurde Logitech in den Nasdaq 100-Index aufgenommen und zählt damit zu den bedeutendsten börsennotierten Technologieunternehmen der Welt.

Im Laufe des letzten Jahrzehnts haben wir unseren stetigen Aufwärtstrend dazu genutzt, uns zu einem grösseren Unternehmen zu entwickeln, das in der Lage ist, langfristig solides und dauerhaftes Wachstum zu gewährleisten. Unser erfahrenes und zugleich begeistertes Managementteam ist stärker denn je und wird uns sicher in die nächste Wachstumsphase führen. Die vielseitigen Kompetenzen dieses Teams sind eine der wertvollsten Stärken zur Sicherung der Zukunft unseres Unternehmens. Zugleich setzen sich unsere Mitarbeiterinnen und Mitarbeiter in allen Teilen der Welt mit ebenso großem Enthusiasmus für unsere Produkte, Kunden und Projekte ein wie ihre Vorgänger, die das Unternehmen vor über 25 Jahren mit Pioniergeist aufbauten. Sie bilden unser kostbarstes Kapital, und wir sind stolz auf die Leistungen, die sie vollbracht haben.

Im Zuge unserer Expansion bringen wir die Fähigkeiten, Prozesse und Infrastrukturen hervor, die zur Gewährleistung unseres weiteren Wachstums erforderlich sind. Gleichzeitig sind wir bestrebt, unsere Kultur der Eigenverantwortlichkeit und gemeinsamen Entscheidungsfindung, eine typische Stärke kleinerer Firmen, zu bewahren. Nur wenn wir dieses entscheidende Gleichgewicht aufrechterhalten, können wir den dauerhaften Erfolg und den einzigartigen Charakter unseres Unternehmens sichern.

Wir sind überzeugt, dass es unsere signifikanten Fortschritte auf dem Weg zur Exzellenz im Management und zur Skalierbarkeit erlauben werden, die zahlreichen Wachstumschancen von morgen optimal zu nutzen. Das gilt für unser Kerngeschäft ebenso wie für das, was wir „neue Unterhaltungselektronik für das digitale Heim" nennen.

In unserem Kerngeschäft treiben wir die Innovation in den Bereichen PC-Navigation, Peripheriegeräte für Notebooks, Internet-Kommunikation, Spiele und digitale Musik ständig voran. Gleichzeitig erschließen wir mit unseren Harmony-Fernbedienungen, welche die Komplexität von Heimunterhaltungssystemen erheblich reduzieren, den Markt des „digitalen Heims". Schließlich bieten wir dank der Übernahme der Firma Slim Devices im Oktober 2006 den Konsumenten überall in ihrer Wohnung den Zugriff auf Internet-basiertes Radio und ihr eigenes digitales Musikarchiv. Auf den folgenden Seiten finden Sie einen Überblick über unsere Produktbereiche. Wir sind überzeugt, dass Logitech in jeder dieser Sparten gute Chancen hat, weiter zu wachsen und eine Führungsrolle zu spielen.

Unsere finanziellen Ressourcen werden wir dazu nutzen, in dieses Wachstum zu investieren, weitere Akquisitionen zur Erweiterung unseres Produktfolios zu realisieren und unser Aktienrückkaufprogramm fortzuführen als effizienter Weg, Sie am Wertzuwachs teilhaben zu lassen.

Im Zuge der Erweiterung unseres Produktportfolios und der Nutzung neuer Marktchancen müssen die Menschen, die unsere Produkte kaufen und verwenden, mehr denn je im Mittelpunkt unseres Engagements stehen. Unser Hauptziel besteht darin, dafür zu sorgen, dass alle unsere Kunden Freude haben an unseren Produkten, Service- und Supportleistungen.

Logitech weiß die Unterstützung seiner zahlreichen treuen Partner zu schätzen, die auf allen Ebenen durch ihre Kompetenz und Flexibilität zum Erfolg unseres Unternehmens beitragen. Wir danken ihnen und unseren Mitarbeitern in der ganzen Welt. Ferner verdienen die Mitglieder unseres Verwaltungsrates, die sich durch ihre beachtlichen Führungsqualitäten und Expertise auszeichnen, unsere Anerkennung. Unser besonderer Dank gilt Shin'ichi Okamoto, der sich nach drei Jahren Amtszeit aus dem Verwaltungsrat zurückzieht.

Schließlich möchten wir unseren Aktionärinnen und Aktionären für ihr stetiges Vertrauen danken. Das Geschäftsjahr 2007 war ein herausragendes Jahr für Logitech, und wir sind überzeugt, dass weitere erfolgreiche Jahre auf uns zukommen.

Mit freundlichen Grüssen

GUERRINO DE LUCA
President and
Chief Executive Officer

DANIEL BOREL
Chairman of the Board

34.3%

GROSS MARGIN

REFLECTS THE VALUE OF INNOVATION

HARMONY® 1000 Z-10 INTERACTIVE 2.0 SPEAKER SYSTEM

MILLIONS $
NET SALES
2,100
1,900
1,700
1,500
1,300
1,100
900
700
500
300
592 +32%
736 +24%
944 +28%
1,100 +17%
1,268 +15%
1,483 +17%
1,797 +21%
2,067 +15%
FY 00 01 02 03 04 05 06 07


SALES GROWTH
Logitech
PC Industry
Mobile Phone Industry (Top 6)
50%
40%
30%
20%
10%
0%
-10%
-20%
FY 00 01 02 03 04 05 06 07
Source: Company reports

Ninth Consecutive Year of Double-Digit Growth in Sales with Accelerating Profit Growth*

Fiscal Year 2007 was the best in our history. At the start of the year we set a goal to improve our profitability and we did, with our best gross, operating and net margins ever. We also targeted an improvement in our cash flow from operations and we doubled last year's total.

In FY 2007 we exceeded $2 billion in sales for the first time in our history, with sales up by 15 percent year over year to $2.07 billion. Net income grew by 35 percent to a record high of $245 million. We also posted our 34th consecutive quarter of double-digit sales growth, a streak that began in December 1998. While sales in the PC industry grew by only 5 percent year over year in CY 2006, the 16 percent growth of our retail sales (89 percent of our FY 2007 sales) demonstrated once again that our business is largely decoupled from PC industry growth trends. We were able to grow our retail sales in the Americas by 18 percent in FY 2007 despite widespread concerns about the health of U.S. consumer spending. We believe that the uniqueness of our business model, which features consistently innovative retail offerings at very affordable price points combined with wide distribution and strong brand presence, has been a major factor in our continued success.

A key driver in both our recent performance as well as our outlook for continued growth is our ability to take advantage of the opportunities related to four megatrends:

1.) Wireless Connectivity

Logitech has long been the leader in cordless mice and keyboards. We estimate cordless penetration in the PC installed base remains low at just 22 percent, providing us with a significant opportunity for continued growth. Consumer interest in wireless devices has never been greater and goes well beyond the desktop PC. Our extensive experience in radio-frequency technology has allowed us to expand our wireless offerings to game controllers, headphones for the iPod® and, most recently, wireless music distribution in the home.

2.) Internet Communication

The rapid adoption of broadband continued in FY 2007 as the number of broadband users grew to more than 290 million. The higher data-transmission speeds enable and enhance communication applications such as Windows Live™ Messenger and Skype™. As an indication of the popularity of these applications, there were more than 11 billion cumulative video sessions conducted on Windows Live through January 2007. The combination of the growing popularity of Internet communications, our market-leading position in webcams and our competitive strengths in PC audio peripherals leaves us uniquely positioned to ride the wave of future growth.

3.) Digital Music

Digital music is everywhere, on the PC, on the iPod and streamed wirelessly throughout the home. We're addressing the growing demand for end-to-end solutions for digital music in the home by offering speakers for listening to music on the PC and an expanded portfolio of iPod speakers and headphones. Most recently we strengthened our position in the emerging wireless music category with our acquisition of Slim Devices.

* FY 2007 gross margin, operating expenses, operating income, operating margin, net income, tax rate, net margin and EPS are non-GAAP measures that exclude the costs of share-based compensation. A reconciliation between GAAP and non-GAAP measures is provided at the end of this document.

ASP TRENDS

U.S. DOLLARS

NOTEBOOK

1,900 1,500 1,100

LOGITECH HIGH-END MOUSE

100 80 60

CY 01 02 03 04 05 06

Source: Gartner (Notebook ASP)

4.) Digital Home

In CY 2006 more than 54 million flat-panel TVs were sold worldwide, up 91 percent year over year. The face of consumer electronics is changing with devices offering increased functionality through more software content, often resulting in increased complexity. This trend offers ample opportunity for our input-device and remote-control businesses. With 25 years of experience integrating hardware and software to provide the consumer with a rewarding and productive experience, we believe we’re well armed for success in the digital home of the future.

Pointing Devices: Revolution Drives Growth

Our pointing devices business continues to thrive even after 25 years. Total retail pointing devices sales in FY 2007 were up 11 percent year over year to $511 million, driven by the acceleration of cordless mice growth to 25 percent. The growth in cordless mice was fueled by the successful launch of our MX™ Revolution and VX Revolution™ mice as well as the continued adoption of mice for notebooks.

While roughly 37 percent of PCs shipped in CY 2006 were notebooks, our research and our sales demonstrate that many notebook users prefer to use a mouse rather than the notebook’s built-in pointing device. In FY 2007 our sales of mice designed specifically for notebook users grew by 64 percent compared to the prior year.

We believe the success of the MX Revolution demonstrates that replacement sales are becoming an increasingly important growth driver. We estimate that 22 percent of the PC installed base has a cordless mouse or keyboard. This is both small enough to provide a promising opportunity to continue increasing cordless penetration and large enough, with a cordless user community of more than 100 million, to generate upgrade sales. Our research

CORDLESS PENETRATION

MILLIONS

PC INSTALLED BASE

800 700 600 500 400

300 INSTALLED CORDLESS

MICE / KEYBOARDS

200 100 0

FY 00 01 02 03 04 05 06 07

Source: Logitech estimates based on available market data

shows that 47 percent of the purchasers of high-end mice have bought 3 mice in just a 3-year period.

Keyboards: Return to Growth

Our sales of keyboards and desktops grew by 14 percent to $372 million in FY 2007. Sales of our Cordless Desktops, which combine a cordless keyboard and mouse in the same package, returned to single-digit growth in FY 2007, with sales growth accelerating to 16 percent in the fourth quarter. The EasyCall™ Desktop® for VoIP is just one example of our ability to leverage the synergies in our product portfolio. The speaker phone in this product demonstrates our VoIP audio know-how while the software automates the VoIP experience on the PC. Our Cordless Desktop offerings are well positioned to take advantage of the new navigation features in Windows Vista™ such as Flip3D and Zoom.

The highlight of the year in the keyboard category, which grew by 36 percent over the prior year, was the launch of the ultra-high-end diNovo Edge™ keyboard. This innovative and stylish standalone keyboard provides the consumer with the ability to match our best keyboard with the mouse of their choice.

In FY 2007 we also expanded our keyboard line to address the opportunity inherent in the growing adoption of notebook PCs. Our research indicates that many notebooks are used primarily as a desktop PC replacement rather than as a mobile device. Given the smaller keyboard and monitor, notebooks present a number of ergonomic trade-offs for the user. The Logitech® Alto™, a combination keyboard and notebook stand, was our first offering designed to enhance the user’s experience by embracing the notebook form factor while providing a full-sized keyboard and USB hub, and raising the monitor to a more comfortable viewing height.

34

CONSECUTIVE QUARTERS

OF DOUBLE DIGIT REVENUE GROWTH

DINOVO EDGE™

V450 LASER CORDLESS MOUSE FOR NOTEBOOKS

8 YEARS

OF DOUBLE DIGIT

EPS GROWTH

QUICKCAM® FUSION™

MM50 PORTABLE SPEAKERS FOR IPOD®

MILLIONS WEBCAM PENETRATION

300 250 200 150 100

50 Global Broadband Subscribers

0 Webcams Installed

FY 01 02 03 04 05 06 07

Source: Point–Topic, Logitech estimates based on available market data

Video: Riding the Rapid Growth in Internet Communication

Video communication is going mainstream, with consumers becoming increasingly aware of the new communication capabilities. More and more consumers have access to a broadband Internet connection, which provides the base for high-speed video communication. Fiscal Year 2007 was a solid year for webcams with retail sales growth of 15 percent year over year to $314 million. The penetration of webcams in the PC installed base remains small at 13 percent, leaving significant room for future growth. The main growth enabler in the category has always been applications, which is where we’ve focused the majority of our video R&D efforts. The Logitech Video Effects software has proven to be a very successful source of competitive differentiation, with more than 14 million Video Effects downloaded since the launch in August 2005. Our RightLight™ 2 and RightSound™ technologies optimize lighting and sound conditions for video communication. As one example of hardware innovation, in FY 2007 we introduced the QuickCam® Ultra Vision. This top-of-the-line webcam provides noticeably higher-quality images through the use of a large glass lens. While Micro-soft’s entry in the category in FY 2007 created substantial volatility that contributed to a significant slowdown in our sales growth in the second half of the year, we believe the strengths we’ve demonstrated over the last eight years in both software and hardware technology will allow us to generate continued double-digit growth and maintain our market-leading position in the retail webcam category.

In addition to our retail offerings, we also had success in our OEM business with the sales of embedded video modules for notebooks. We’re excited about the trend toward notebooks including an embedded webcam.

MILLIONS iPOD INSTALLED BASE

100 80 60 40 20

0

FY 02 03 04 05 06 07

Source: Company reports

As the leader in webcams we believe we’re well-positioned to both capture a sizeable share of the embedded video market with the leading PC OEMs and to benefit in our retail business from consumers’ increased awareness of the benefits of video communication.

Audio: Growth through End-to-End Solutions

Our audio business continued to grow in FY 2007 with sales up 21 percent year over year to $404 million. We were able to significantly improve profitability in our PC speaker business due to a variety of factors, including redesigning our packaging to reduce our logistics costs. We also reinvented the PC speaker category with the introduction of the Z-10 Interactive Speaker System. The Z-10 speakers feature a high-style design as well as a touchpad to control digital music on the PC, including iTunes®. This was the first PC speaker with embedded software, an innovation that we view as an opportunity for strong differentiation and higher price points. As a result of the value and innovation across our range of offerings, our PC speaker business grew 21 percent in FY 2007.

We also achieved strong growth in FY 2007 in our iPod speaker business, which more than doubled year over year. Much of our success in this category was driven by our mm50 Portable speakers for iPod, which have been one of our best-selling speakers for the last two years. Expanding our iPod speaker offerings allowed us to significantly increase our market share in the category during FY 2007.

Digital music is the core of the digital home. The ongoing transition of music collections from CD storage to PC storage drives a growing need for access and distribution solutions for music in the home. To significantly strengthen

HARMONY GROWTH POTENTIAL IN U.S.

With Harmony

Without Harmony

U.S. HOUSEHOLDS WITH PVR U.S. HOUSEHOLDS WITH HDTV U.S. HOUSEHOLDS WITH DIGITAL CABLE OR SATELLITE

Source: Logitech estimates based on available market data

our capabilities in this nascent market, in October 2006 we acquired the Mountain View, California-based Slim Devices for $20 million plus a possible performance-based payment tied to reaching future revenue targets. Slim Devices has developed a solution that enables people to enjoy high-quality digital music, in multiple rooms of the home, regardless of whether the music is streaming directly from the Internet, or from a PC, Mac®, or storage device on the network. We’re excited about the potential for this emerging category and believe it can be a strong growth driver for us in the years to come.

Harmony: Ready for the Mass Market

Fiscal Year 2007 was an excellent year for our Harmony® remotes, with sales up by 60 percent to $92 million. Our unique database-based solution for universal remote controls has placed us in the market-leading position for the overall remote control category in the U.S. with a market share exceeding 30 percent. Our key strategic goal for our advanced universal remotes in FY 2007 was to broaden their appeal to the “early majority” of mass-market consumers. We invested significantly to simplify the Harmony experience with new software and Internet applications. In addition to broadening the addressable user-base through a more satisfying setup experience, we also expanded our hardware portfolio with the Harmony 1000. This top-of-the-line remote offers a color touch screen to control infrared devices as well as devices with Z-Wave™ technology such as light switches or high-voltage alternating current (HVAC) systems.

Even with our initial success, we estimate the penetration of Harmony remotes in the 59 million U.S. households with digital cable or satellite is still less than 2 percent, an indication of what we believe is a vast growth opportunity. Beyond the U.S. market, we continue to roll out the Harmony remotes in Europe and Asia Pacific.

Gaming: Strong Growth in PC Category—Ready to Ride the Playstation3 Wave

Fiscal Year 2007 was a transitional period for our gaming business, with sales up by 6 percent year over year to $146 million. The transition was related to our peripherals for gaming consoles, where sales declined by 38 percent. This decline was due primarily to the transition from the Playstation®2 to the Playstation®3, which was launched during the latter part of our fiscal year. While we were ready with offerings for the Playstation3 at launch, our opportunity for strong growth in the category is largely dependent on the size of the installed base of game consoles. We expect that the Playstation3 installed base will be substantial by Christmas 2007 and that sales of our console gaming controllers should benefit accordingly.

Fiscal Year 2007 was a great year for our PC gaming business, with sales up 63 percent year over year. This strong performance was driven primarily by the success of products like our G15 Gaming Keyboard and our G25 Racing Wheel. We also added significant innovation to the gaming controller category with our Chillstream™ technology, which keeps gamers’ hands dry with a proprietary built-in cooling fan.

Innovation is the Key: The Making of a Mouse

Our results in FY 2007 are the latest demonstration of our ability to consistently deliver innovative products at attractive, stable price points that allow us to reliably grow our profitability. Our track record of productive innovation has taught us that competitive breakthroughs don’t just happen. They require a robust pipeline of new

$306M

CASH-FLOW FROM OPERATIONS

DOUBLED OVER PREVIOUS YEAR

CHILLSTREAM(™) CONTROLLER

HARMONY® 890

27%

INCREASE IN

NET PROFIT DRIVEN BY

HIGHER GROSS MARGIN

MX(™) REVOLUTION

MICROGEAR(™) PRECISION SCROLL WHEEL

RESEARCH AND DEVELOPMENT CENTERS

products every year and we’ve developed an R&D process to fill that pipeline. In FY 2007 we invested $105 million or 5 percent of sales in R&D*. Our R&D spending not only exceeds many of our competitors’ retail sales in our product categories; it also allows us to invest for the long term, generating products that help us leapfrog the market. A good example is the creation of the MX Revolution mouse.

We reinvented the mouse with the MX Revolution, with new mechanics, new features and new manufacturing processes. The creation of this revolutionary product was a global undertaking. The engineering and product marketing teams in Romanel-sur-Morges, Switzerland, Cork, Ireland, and Fremont, California worked closely with their industrialization colleagues in Suzhou, China, and Hsinchu, Taiwan.

This global team generated their initial ideas in November 2004. They started with extensive consumer research on mouse usage patterns, polling thirty thousand users and recording over 7 million navigation events. Their efforts led to many discoveries, such as a mouse is moved about 50 feet per day on average, while the scroll wheel is spun 24 feet per day. Consumers told us that they wanted a better way to scroll through long documents, which led the team to focus on ways to improve scroll-wheel performance.

The team immersed themselves in a design exploration process for the new mouse. In April 2005 the first cutting-edge design options were presented, with intense collaboration across the team, resulting in a final design draft in May 2005. To confirm we were on the right track, the design draft was presented to consumers for feedback during the summer of 2005.

Running in parallel to this process was a focus on the internal workings of the new mouse. Reinventing the wheel wouldn’t be easy: it had to be small enough to fit into the space specified by the designers alongside new optics and electronics and also robust enough to be manufactured in the millions. Our engineering team had generated a number of solutions over the years to existing and potential problems that had been put aside until the technology to achieve them was cost effective. Reviewing those solutions, the team came across work that had been done on application and task-aware embedded logic that would signal a tiny electric motor to retract the ratchet spring, allowing the mouse wheel to spin freely. The design of the wheel, spring and motor assembly began in the spring of 2005.

The first demonstrations were given in late June 2005 and just two months later the final wheel design was approved. In November 2005 the first design prototype was ready and the team then focused their efforts on the industrialization challenge to allow mass production of the new mouse at low cost.

The result of the team’s efforts was our proprietary, patent-protected MicroGear™ Scroll Wheel with SmartShift™technology. This wheel allows the user to switch to free-spin mode for a faster, more productive scrolling experience.

Reflecting an extraordinary global research effort involving hundreds of engineers for more than two years, the MX Revolution hit the shelves in late August 2006. The high-innovation value inherent in the MX Revolution allowed us to position the product at a suggested retail price of $99, compared to $79 for its predecessor, the MX™1000.

Gross Margin Reached an All-Time High

One of the highlights of our performance in FY 2007 was the substantial improvement in our GAAP gross margin, which increased by 230 basis points to 34.3 percent. This improvement was made possible by the introduction of many of our new products at higher margins than those

* Non-GAAP measure excluding the cost of share-based compensation

GROSS MARGIN

40%

34.3% 34.0% 33.4% 33.1% 31.7% 32.2% 32.0% 30% 30.9%

20%

0%

FY 00 01 02 03 04 05 06 07

of the products they replaced. The focus of our product development teams on optimizing product cost paid off handsomely in a number of categories, particularly in cordless mice and desktops, PC speakers and PC gaming. Another contributor to our gross margin improvement was the cost-effective performance of our global supply chain, with our total supply chain costs increasing by only 7 percent year over year, less than half as fast as the 15 percent increase in sales.

While higher ASPs clearly helped us generate sales growth, they played a minor role in our gross margin improvement. Due to consistent innovation across all price points, the distribution of our sales-per-price-band was relatively stable once again in FY 2007. This resulted primarily from generating the majority of our sales at price points below $100, where consumer price elasticity is minimal. Our business model has allowed us to avoid the precipitous price declines seen in the mobile phone or PC industries. In contrast, we’ve even been able to increase our price points for our high-end mice as each generation offered even more value to the consumer.

Record Operating Margin* Coupled with Strong Investments for the Future

The strong sales growth coupled with our record-breaking gross margin led to a 100 basis point improvement in our operating margin to 12.1 percent—a new company record. Our operating income grew 26 percent year over year to $250 million. At the same time, we continued to fund long-term R&D projects to develop the breakthrough innovation essential to generate growth in sales and profit. We also invested heavily in improving the scalability of our operations. In July 2006 we completed our most extensive company-wide project ever, the implementation of our new enterprise resource planning (ERP) system, Oracle 11i. More than 500 people contributed to the success of this critically important project.

38 Percent Growth in EPS*

The growth in operating profit was coupled with solid financial income. We generated over $9 million in other income from the sale of our investment in Anoto. Our tax rate in FY 2007 declined by 300 basis points to 11 percent. These factors contributed to the very strong net income growth of 35 percent to $245 million. Our EPS grew by 38 percent year over year to $1.27, enhanced by buying back 5.6 million of our shares for $138 million during FY 2007.

Working Capital: Big Improvement

We brought a renewed focus in FY 2007 to optimizing the conversion of income into cash flow. The result was a 9 day improvement in our cash conversion cycle. The cash cycle improvement was made possible by a reduction of 4 days in our days sales outstanding and an increase of 5 days in days payables outstanding. Better working capital efficiency was a key factor in our generation of an all time high of $306 million in cash flow from operations, which was twice as high as that of the prior year.

Outlook: Growth Ahead

We enter Fiscal Year 2008 well positioned for sustained growth and profitability, with an innovative and appealing product roadmap targeted at substantial growth categories, a broad and resilient product portfolio, and a strong and experienced management team focused on delivering against our targets.

We believe that our investments in innovation coupled with strong secular growth trends are a promising recipe for continued double-digit growth. For Fiscal Year 2008 we target year-over-year growth of 15 percent in both sales and operating income. As pleased as we are with our results in Fiscal Year 2007, we’re excited about the opportunity to continue on our long-term double-digit growth path.

* Non-GAAP measure excluding the cost of share-based compensation

CORRECTION NOTICE

After the preceding document was printed, Logitech’s consolidated cash flow from operations during fiscal year 2007 was revised from the $306 million described in the document to $304 million. As a result, the statements in the document that during fiscal year 2007 Logitech’s consolidated cash flow from operations was $306 million and that cash flow from operations was more than double that of last year are incorrect. The correct cash flow from operations during fiscal year 2007 was $304 million and cash flow from operations was approximately double that of fiscal year 2006. The correct figures are reflected in Logitech’s Annual Report on Form 20-F for fiscal year 2007, which follows. The correction did not impact net income or net income per share.

SAFE HARBOR STATEMENT

The preceding document contains forward-looking statements, including the statements regarding expected sales and operating income growth in Fiscal Year 2008, our ability to take advantage of technology trends, product strategies, growth drivers and future webcam market growth and the timing for that growth. These forward-looking statements involve risks and uncertainties that could cause Logitech’s actual performance to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially include: if we fail to successfully innovate in our current and emerging product categories and identify new feature or product opportunities; consumer demand for our products and our ability to accurately forecast it; the effect of pricing, product, marketing and other initiatives by our competitors, and our reaction to them, on our sales, gross margins and profitability; our webcam marketing activities not resulting in the webcam market growth we expect, or when we expect it; the sales mix among our lower- and higher-margin products and our geographic sales mix; as well as those additional factors set forth in our periodic filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the Fiscal Year ended March 31, 2007. Logitech does not undertake to update any forward-looking statements.

SUPPLEMENTAL FINANCIAL INFORMATION

(in thousands, except per share amounts)

Reconciliation of GAAP to non-GAAP Financial Measures	Twelve Months Ended March 31, 2007
GAAP gross margin	34.3%
Adjustments:
Effect of share-based compensation	0.1%

Non-GAAP gross margin	34.4%

GAAP research and development	$108,256
Adjustments:
Effect of share-based compensation	(3,151)

Non-GAAP research and development	$105,105

GAAP operating income	$230,862
Adjustments:
Effect of share-based compensation	19,464

Non-GAAP operating income	$250,326

GAAP income before income tax	$255,557
Adjustments:
Effect of share-based compensation	19,464

Non-GAAP income before income tax	$275,021

GAAP Provision for income taxes	$25,709
Adjustments:
Effect of share-based compensation	4,526

Non-GAAP Provision for income taxes	$30,235

GAAP Tax rate	10.1%
Non-GAAP Tax rate	11.0%
GAAP net income	$229,848
Adjustments:
Effect of share-based compensation	14,938

Non-GAAP net income	$244,786

GAAP net income per share diluted	$1.20
Adjustments:
Effect of share-based compensation	0.07

Non-GAAP net income per share diluted	$1.27

Share-based Compensation Expense for Employee Stock Options and Employee Stock Purchases	Twelve Months Ended March 31, 2007
Cost of goods sold	$2,077
Marketing and selling	7,167
Research and development	3,151
General and administrative	7,069
Income tax benefit	(4,526)

Total share-based compensation expense after income taxes	$14,938

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain of these data are considered “non-GAAP financial measures” under rules of the U.S. Securities and Exchange Commission. The adjustments between the GAAP and non-GAAP financial measures presented above consist of share-based compensation expense for employee stock options and employee stock purchases, and the related income tax effect, as recognized in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123R”). Because we implemented SFAS 123R effective April 1, 2006, our financial results for prior periods do not include the effect of share-based compensation expense. Our management uses these non-GAAP measures in its financial and operational decision-making. Our management believes these non-GAAP measures, when considered in conjunction with the corresponding GAAP measures, facilitate the comparison by our investors of results for periods subsequent to our adoption of SFAS 123R, with corresponding prior periods for which SFAS 123R was not effective.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Logitech International S.A.

/s/ Guerrino De Luca
Guerrino De Luca
President and Chief Executive Officer

/s/ Mark J. Hawkins
Mark J. Hawkins
Chief Financial Officer, and U.S. Representative

May 25, 2007